Form 51-102F3
Material Change Report

Item 1.	Name and Address of Company

SilverCrest Metals Inc. (the “Company”)
Suite 501, 570 Granville Street
Vancouver, British Columbia
Canada V6C 3P1

Item 2.	Date of Material Change

November 30, 2017.

Item 3.	News Release

News Release dated November 30, 2017 was disseminated through Marketwired.

Item 4.	Summary of Material Change

The Company entered into an agreement with a syndicate of underwriters led by National Bank Financial Inc. and PI Financial Corp., and including Cormark Securities Inc. and Eight Capital Corp., in connection with a bought-deal private placement of 5,715,000 units of the Company at a price of $1.05 per unit for aggregate gross proceeds to the Company of $6.0 million. Each unit will consist of one common share of the Company and one-half of one common share purchase warrant, with each warrant being exercisable to purchase one common share of the Company at an exercise price of $1.45 for a term of 24 months from the issue date. The underwriters will also have an option, exercisable until 48 hours prior to the closing of the private placement, to purchase from the Company up to an additional 3,810,000 units at $1.05 per unit for additional gross proceeds to the Company of up to $4.0 million.

Item 5.1	Full Description of Material Change

The Company entered into a letter agreement (the “Bought Deal Letter Agreement”) with a syndicate of underwriters (the “Underwriters”) led by National Bank Financial Inc. and PIFinancial Corp., and including Cormark Securities Inc. and Eight Capital Corp., pursuant to which the Underwriters will purchase for their own account, or arrange for substituted purchasers to purchase, on a bought-deal private placement basis 5,715,000 units of the Company (“Units”) at a price of $1.05 per Unit for aggregate gross proceeds to the Company of $6.0 million (the “Offering”). Each Unit will consist of one common share of the Company (a “Common Share”) and one-half of one common share purchase warrant (each whole warrant, a “Warrant”), with each Warrant being exercisable to purchase one Common Share at an exercise price of $1.45 for a term of 24 months from the closing date of the Offering.

The Underwriters will also have an option (the “Underwriters’ Option”), exercisable until48 hours prior to the closing of the Offering, to purchase from the Company up to an additional 3,810,000 Units at $1.05 per Unit for additional gross proceeds to the Company of up to $4.0 million.

The Company will pay the Underwriters a cash commission of up to 6% of the gross proceeds of the Offering, including any proceeds realized on exercise of the Underwriters' Option.

The Bought Deal Letter Agreement is intended to be superseded by a definitive underwriting agreement among the Underwriters and the Company reflecting, among other things, the terms of the Offering in the Bought Deal Letter Agreement.

The net proceeds of the Offering will be used for the Company's continued exploration and drilling programs, to finalize a maiden resource estimate for its Las Chispas Project, and for general corporate purposes.

Pursuant to the Bought Deal Letter Agreement, the Offering is scheduled to close on or about December 19, 2017 and is subject to a number of conditions, including receipt of all necessary securities regulatory approvals.

The securities to be issued under the Offering will have a statutory hold period of four months and one day from the closing date of the Offering.

It is anticipated that related parties of the Company will acquire Units under the Offering. Such participation would be considered to be “related party transactions” within the meaning of TSXVenture Exchange Policy 5.9 and Multilateral Instrument 61-101 (“MI 61-101”) incorporated into such policy. The Company intends to rely on the exemptions from the formal valuation and minority approval requirements of MI 61-101 contained in sections 5.5(b) and 5.7(1)(b) of MI 61-101 in respect of related party participation. The securities of the Company are not listed or quoted on certain markets specified in MI 61-101 and neither the aggregate fair market value of the Units to be distributed to nor the consideration to be paid by related parties will exceed $2.5 million. The Company will file a further material change report when details of participation by related parties of the Company in the Offering are known after the closing of the Offering.

This material change report is not being filed more than 21 days prior to the expected closing of the Offering due to the scheduled closing date in accordance with the terms of the Bought Deal Letter Agreement being less than 21 days after the November 30, 2017 date of the Bought Deal Letter Agreement.

Item 5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

Not applicable.

Item 8.	Executive Officer

Anne Yong. Chief Financial Officer
Telephone: (604) 694-1730

Item 9.	Date of Report

December 7, 2017